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November 3, 1999

Via Edgar and Facsimile

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549
Attn:  Michele Anderson, Esq.

     Re: Uno Restaurant Corporation
         Registration Statement on Form S-2 (Registration No. 333-86765)

Dear Ms. Anderson:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Uno Restaurant Corporation (the "Company") hereby requests the Securities and Exchange Commission to consent to the withdrawal of the above-referenced Registration Statement, effective at 9:30 a.m. on November 3, 1999.

     The Company has concluded that it is not in the best interest of the Company or its stockholders to complete the offering at this time due to overall market volatility and the current share price of its common stock.

     If you have any questions regarding the Company's request to withdraw the Registration Statement, please do not hesitate to contact me at 617-323-9200, or Steven R. London, Esq., counsel to the Company, at 617-856-8313.

                               Sincerely,

                               UNO RESTAURANT CORPORATION


                               By: /s/ Craig S. Miller
                                   ----------------------------------------
                                   Craig S. Miller, Chief Executive Officer